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                             October 12, 2023

       Halley Gilbert
       Chief Legal Officer
       CARGO Therapeutics, Inc.
       1900 Alameda De Las Pulgas, Suite 350
       San Mateo, CA 94403

                                                        Re: CARGO Therapeutics,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
4, 2023
                                                            CIK No. 0001966494

       Dear Halley Gilbert:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1.                                                   We note your response
to comment 1 and re-issue in part. Please:
                                                            clarify the source
of the exclusive license when first introduced in the prospectus summary;
                                                            disclose whether
the secondary endpoints of Stanford's Phase 1 clinical trial, which are disclosed in the
bullet points starting at the bottom of page 1, were powered for statistical
significance;
                                                            disclose whether
any of the observations of adverse events from the trials were considered serious
adverse events; and
                                                            disclose, if true,
that adverse events greater than or equal to Grade 3 are considered serious adverse
events or otherwise advise.
 Halley Gilbert
CARGO Therapeutics, Inc.
October 12, 2023
Page 2
Our STASH platform technology, facilitating homogeneous multicomponent cell therapies, page
146

2. We note your disclosure that you exercised your exclusive option to a proprietary technology called STASH that allows the manufacturing of homogenous CAR T cells that incorporate multiple vectors. Please clarify who you licensed this technology from and under which license agreement.
Intellectual Property, page 148

3. We note your response to comment 17 and re-issue. Please specify the foreign jurisdictions in which you have pending applications, licensed patents or licensed
       pending patents.
       Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameHalley Gilbert
                                                            Division of
Corporation Finance
Comapany NameCARGO Therapeutics, Inc.
                                                            Office of Life
Sciences
October 12, 2023 Page 2
cc:       Benjamin A. Potter, Esq.
FirstName LastName